Exhibit 99.1

Veris Gold Corp. Reports Record Production for September 2013

Toronto Stock Exchange: VG

VANCOUVER, Oct. 15, 2013 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to provide shareholders with a September production update illustrating the continued growth at the Company's three wholly-owned Jerritt Canyon gold mines and processing plant in Elko County, Nevada. Jerritt Canyon is operated by Veris Gold USA Inc. ("Veris USA"), a wholly-owned subsidiary of the Company.

Overall Operational Report
During the month of September the plant averaged over 4,452 tons through the roasters per operating day resulting in the production of 15,244 ounces of gold from Jerritt Canyon ore; and, an additional 2,048 ounces from 30,025 tons of ore milled for Newmont Mining Corp. ("Newmont"). On average, the operations achieved recoveries from Jerritt Canyon ore of 88% for the month, continuing to significantly improve on recoveries from earlier in the year. The Company expects these improvements to continue, and is looking to establish recoveries over 90% by mid-2014.

Mr. François Marland, President and CEO of Veris commented, "Our team at Jerritt Canyon continues to deliver excellent results and September is further evidence that we are on track. Furthermore, I'm pleased to report that we mined over 88,364 tons of ore from our three underground gold mines with an overall average grade of 0.178 ounce per ton (6.1 grams per ton). Most of the mined ore came from our contract miner, Small Mine Development ("SMD"), who operates both our Smith and Starvation Canyon Mines. September was also a strong month at the SSX-Steer Mine, producing 28,698 tons. However, improvements continue at the SSX-Steer Mine in order to progress the overall grades of the ore, and increase the level of production. This, combined with the excellent performance at the Jerritt Canyon processing plant, enabled us to produce a total of 17,292 ounces for the month from our mining operations and toll milling production combined. Management expects that with the existing toll milling contracts; the strong performance of SMD; and, our improvements at the SSX-Steer Mine and the processing plant, that we could have a strong fourth quarter."

Mr. Marland further commented, "One of our most important assets enabling the continued growth at Jerritt Canyon is our core team, which we have taken significant steps to improve in 2013. We have worked very hard to ensure that our team keeps delivering positive results to our shareholders on a monthly basis, and I am pleased to report that under the continued leadership of Graham Dickson, our COO, the plant is averaging a very solid 4,452 tons per operating day and we have had several weeks of over 5,000 tons."

Graham Dickson, COO, stated, "The Jerritt Canyon team under the new leadership of General Manager Bill Hofer continues to perform better each month.  The processing plant under the management of Kiedock Kim and his able lieutenant Chris Jones incrementally improves both its reliability and throughput every operating period."

Mine Production
In the third quarter to date, the SSX-Steer Mine produced a total of 77,776 tons containing 11,885 ounces of gold, averaging 845 tons per day. The Smith Mine has produced 141,369 tons containing 22,518 ounces of gold averaging 1,537 tons per day for the quarter. At Starvation Canyon a total of 56,680 tons were mined containing 12,234 ounces of gold for an average of 616 tons per day. An improvement in grade has been seen at all of the operating mines with mine grades averaging approximately 0.17 ounce per ton (5.8 grams per ton) for the quarter to date.

Toll Milling
Total ore processed at the Jerritt Canyon processing plant in September includes 30,025 tons from Newmont. The Company ran these tons in approximately seven days, thus averaging 4,289 tons per day and produced 2,048.2 gold ounces for Newmont. The Company continues to target additional toll milling agreements for 2014.

Processing Plant
The plant processed a total of 126,884 tons in September, averaging over 4,452 tons per operating day with over 5,000 tons per operating day during many weeks. So far this quarter, allowing for the annual maintenance shutdown taken in July, the plant has run a record 314,506 tons averaging over 4,032 tons per operating day. Recovery rates remain in the 85-88% range and as noted previously, ore grades continue to improve.

Production Outlook
The Company has made significant progress to achieve the targeted production of 145,000 ounces of gold for the year from its three existing underground mines. We will continue to develop a sustainable, long-term mining plan at the SSX-Steer Mine and continue to optimize plant capacity at over 4,300 tons per day, while processing both Jerritt Canyon mined ore and toll milling third party ore. The Company will concentrate its mining efforts on optimizing grade and output from the SSX-Steer Mine and has targeted early 2014 to recommence development of its fourth mine, Saval 4. The Company will continue to target operating cash costs per ounce sold in the $850 range by the end of 2013, to be achieved through a combination of throughput improvement and ongoing cost reduction efforts. The Company is also developing a targeted drill program for 2014 with the focus on increasing Jerritt Canyon production tonnage.

Corporate Update
Further to the Company's announcement on October 1, 2013, wherein it was noted that Mr. Chapman was returning to his consultancy activity, the Company wishes to clarify any confusion by stating that Mr. Chapman is looking forward to his continued contributions in the mining community. Furthermore, the Company has retained Mr. Chapman to assist as a consultant on various corporate development projects and it wishes Mr. Chapman the very best with future assignments in the industry.

Quality Control
Assaying of all mine production samples were conducted by the Jerritt Canyon lab using standard fire assay techniques. The company's 2012 and 2013 Quality Assurance and Quality Control protocols are similar to those done in 2010 and 2011 and are available at the Company's website:  http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf

The information in this news release was compiled and reviewed by William Hofer, B.Sc., General Manager, Jerritt Canyon Mine. The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, M.Sc. (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President & CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman
T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 06:30e 15-OCT-13